Filed under Rule 433
File No. 333-131159

CIT Group Inc.

Floating Rate Senior Notes due April 27, 2011

Final Term Sheet

Issuer:	CIT Group Inc.

Principal Amount:	$350,000,000

Type:	SEC Registered – Registration Statement No. 333-131159

Issue Price:	100%

Underwriters’ Commission:	0.35%

Proceeds to the Issuer:	$348,775,000

Pricing Date:	April 24, 2006.

Settlement Date:	April 27, 2006.

Maturity Date:	April 27, 2011.

Specified Currency:	U.S. Dollars ($)

Interest Payment Dates:	Quarterly on January 27, April 27, July 27, and October 27 of each year, subject to the modified following Business Day convention adjusted.

First Payment Date:	July 27, 2006.

Day Count/Accrual of Interest:	Actual/360

Interest Rate Basis:	LIBOR Telerate.

Index Maturity:	Three Months.

Spread:	+23 basis points (0.23%)

Interest Rate Calculation:	LIBOR Telerate determined on the Interest Determination Date plus the Spread.

Initial Interest Rate:	LIBOR Telerate determined two London Business Days prior to the Settlement Date plus the Spread.

Interest Reset Dates:	Quarterly on January 27, April 27, July 27, and October 27 of each year, subject to the modified following Business Day convention.

Interest Determination Date:	Two London Business Days Prior to each Interest Reset Date.

Minimum Denomination:	Minimum denominations of $2,000 and integral multiples of $1,000.

Maximum Interest Rate:	Maximum rate permitted by New York law.

Minimum Interest Rate:	0.0%

Exchange Listing:	None.

Other Provisions:

“LIBOR Telerate” means the rate for deposits in U.S. dollars having the Index Maturity specified above which appears on the Telerate Page 3750 (defined below) as of 11:00 a.m., London time, on the applicable Interest Determination Date.

“Telerate Page 3750” means the display page designated as page 3750 on the Moneyline Telerate service (or such other page as may replace page 3750 on that service for the purpose of displaying London Interbank Offered Rates).

“Business Day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation (including any executive order) to close in The City of New York, and a day that is also a London Business Day.

“London Business Day” means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bear Stearns & Co. Inc. or Barclays Capital Inc. will arrange to send you the prospectus if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408, or Bear, Stearns & Co. Inc. toll-free at 1-866-803-9204 or Barclays Capital Inc. toll-free at 1-888-227-2275 Ext. 2663.